This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Knock-In Return Enhanced Notes Linked to the EURO STOXX 50® Index due June 22, 2016

J.P.Morgan

The notes are designed for investors who seek a return of either 2 or 3 times the appreciation of the closing level the Index, up to the applicable Maximum Return on the notes, depending on whether the closing level of one share of the Index has declined by 5% or more from the Initial Index Level during the approximately three-month Monitoring Period (i.e., a Knock-in Event has occurred). Investors should be willing to forgo interest and dividend payments and, if the Final Index Level is less than the Initial Index Level, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Index: The EURO STOXX 50® Index

Upside Leverage Factor: if a Knock-In Event has not occurred, 2; or if a Knock-In Event has occurred, 3.

Maximum Return: At least 22.26%.

The Maximum Return will equal:

- if a Knock-In Event has not occurred, 22.26%. For example, if the Index Return is equal to or greater than 11.13% and a Knock-In Event has not occurred, you will receive the Maximum Return of 22.26%, which entitles you to a maximum payment at maturity of $1,222.60 per $1,000 principal amount note; or
- if a Knock-In Event has occurred, 33.39%. For example, if the Index Return is equal to or greater than 11.13% and a Knock-In Event has occurred, you will receive the Maximum Return of 33.39%, which entitles you to a maximum payment at maturity of $1,333.90 per $1,000 principal amount note.

Knock-In Event: A Knock-In Event occurs if the closing level of the Index is equal to or less than 95% of the Initial Index Level on any day during the Monitoring Period.

Monitoring Period: The period from, and excluding, the Pricing Date to, and including 6/22/2015.

Payment at Maturity: If the Final Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the applicable Upside Leverage Factor, subject to the applicable Maximum Return. Accordingly, if the Final Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × Upside Leverage Factor), subject to the applicable Maximum

If the Final Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the closing level of the Index. If the Final Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Final Index Level is less than the Initial Index Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

You will lose some or all of your principal at maturity if the Final Index Level is less than the Initial Index Level.

Pricing Date: March 20, 2015

Ending Averaging Dates: June 13, 2016, June 14, 2016, June 15, 2016, June 16, 2016, and June 17, 2016 (the Final Ending Averaging Date)

Preliminary Termsheet http://www.sec.gov/Archives/edgar/data/19617/000095010315002137/dp54475_fwp-0318a.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity

Ending Index Level	Index Return	Total Return: Knock-In Event Has Not Occurred (1)	Total Return: Knock-In Event Has Occurred (1)
6,660.00	80.00%	22.26%	33.39%
6,105.00	65.00%	22.26%	33.39%
5,550.00	50.00%	22.26%	33.39%
5,180.00	40.00%	22.26%	33.39%
4,810.00	30.00%	22.26%	33.39%
4,440.00	20.00%	22.26%	33.39%
4,111.81	11.13%	22.26%	33.39%
4,070.00	10.00%	20.00%	30.00%
3,885.00	5.00%	10.00%	15.00%
3,792.50	2.50%	5.00%	7.50%
3,737.00	1.00%	2.00%	3.00%
3,700.00	**0.00%**	**0.00%**	**0.00%**
3,515.00	-5.00%	-5.00%	-5.00%
3,330.00	-10.00%	-10.00%	-10.00%
2,960.00	-20.00%	-20.00%	-20.00%
2,590.00	-30.00%	-30.00%	-30.00%
2,220.00	-40.00%	-40.00%	-40.00%
1,850.00	-50.00%	-50.00%	-50.00%
1,480.00	-60.00%	-60.00%	-60.00%
1,110.00	-70.00%	-70.00%	-70.00%
740.00	-80.00%	-80.00%	-80.00%
370.00	-90.00%	-90.00%	-90.00%
0.00	-100.00%	-100.00%	-100.00%

(1) A Knock-In Event occurs if the closing level of one share of the Index is equal to or less than 95% of the Initial Index Level on any day during the Monitoring Period.

The above table illustrates the hypothetical total return at maturity on the notes. The hypothetical total returns set forth above assume an Initial Index Level of 3,700. If the Final Index Level is greater than the Initial Index Level, and a Knock-In Event has not occurred, the Upside Leverage Factor will be 2 and the Maximum Return will be 22.26%. If the Final Index Level is greater than the Initial Index Level, and a Knock-In Event has occurred, the Upside Leverage Factor will be 3 and the Maximum Return will be 33.39%. Each hypothetical total return is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the above table have been rounded for ease of analysis.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- Your maximum gain on the notes is limited to the applicable Maximum Return.
- The upside leverage factor and maximum return will not be determined until the end of the approximately three-month monitoring period.
- You will not benefit from the occurrence of a knock-in event unless the Final Index Level is greater than the Initial Index Level.
- The notes are subject to the credit risk of JPMorgan Chase & Co.
- The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the to extent to which, the Index Return is positive or negative.
- JPMS's estimated value of the Notes will be lower than the original issue price (price to public) of the Notes.

Risk Considerations

- JPMS's estimated value does not represent future values of the Notes and may differ from other's estimates.
- Secondary Market Prices of the Notes will be impacted by many economic and market factors.
- The value of the Notes as published by JPMS (and which may be reflected on customer account statements) may be higher than JPMS's then-current estimated value of the Notes for a limited time period.
- Lack of Liquidity - The notes will not be listed on any securities exchange. JPMS intends to offer the purchase the notes in the secondary market but it not required to do so.
- No interest payments - As a holder of the notes, you will not receive any interest payments.
- No dividend payments or voting rights.
- Non-U.S. Securities Risk.
- No direct exposure to fluctuations in foreign exchange rates.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statetment No. 333-199966
Dated: March 18, 2015